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                                                                   EXHIBIT 11.01


                          Interpore International, Inc.
                      Computations of Net Income Per Share
                      (in thousands, except per share data)
                                   (unaudited)

                                                         Three months ended       Nine months ended
                                                            September 30,           September 30,
                                                        --------------------     --------------------
                                                         1998         1997        1998         1997
                                                        -------      -------     -------      -------
Net income (loss) from continuing operations            $   166      $   534     $(3,212)     $   722
Net income from discontinued operations                       -            -           -        2,597
                                                        -------      -------     -------      -------
Net income (loss)                                       $   166      $   534     $(3,212)     $ 3,319
                                                        =======      =======     =======      =======

Shares used in computing net income
  per share - basic:
   Weighted average common shares outstanding            13,989       13,476      13,898       13,365

Effect of dilutive securities:
  Weighted average convertible preferred stock               33           76           *           77
  Common share equivalents outstanding                      279          590           *          513
                                                        -------      -------     -------      -------
Shares used in computing net income
  per share - diluted                                    14,301       14,142      13,898       13,955
                                                        =======      =======     =======      =======

Basic earnings per share:
Net income (loss) from continuing operations            $   .01      $   .04     $  (.23)     $   .05
Net income from discontinued operations                 $   .00      $   .00     $   .00      $   .20
Net income (loss)                                       $   .01      $   .04     $  (.23)     $   .25

Diluted earnings per share:
Net income (loss) from continuing operations            $   .01      $   .04     $  (.23)     $   .05
Net income from discontinued operations                 $   .00      $   .00     $   .00      $   .19
Net income (loss)                                       $   .01      $   .04     $  (.23)     $   .24

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* Effect of dilutive securities would have been anti-dilutive; accordingly, the amounts are excluded from shares used in computing diluted earnings per share.

Shares issuable from the convertible subordinated debentures were excluded from the calculation of diluted earnings per share because their effect would have been anti-dilutive.